October 27, 2006

A. Clayton Perfall, Chief Executive Officer
Union Street Acquisition Corp.
102 South Union Street
Alexandria, VA 22314

> **Re:** **Union Street Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **File No. 333-136530**
> **Filed September 22, 2006**

Dear Mr. Perfall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to previous comments 11 and 34 of our letter dated September 15, 2006. We also note disclosure throughout the document that Messrs. Perfall and Burke would be "personally liable" for claims that would reduce the trust proceeds. In the appropriate sections, please revise to clarify the responsibility of the company to bring actions against Messrs. Perfall and Burke to enforce the indemnification agreement if they either assert that they are not able to cover the expenses that would deplete the trust proceeds or that they are not liable under the indemnification.

2.   In connection with your response to comment 11, we note that Messrs. Perfall and Burke will not indemnify you for "indirect or consequential cost, such as litigation, pertaining" to your dissolution and liquidation. Clearly disclose those costs that would be indirect or consequential costs. Please revise to clarify that those expenses would be directly applied to the trust proceeds. Also in the appropriate section, please revise to clarify if the "indirect or consequential cost[s]" include litigation that would result from disputing the validity of the waivers.

Prospectus Summary

3.   Please provide the relevance of the statement that Snyder Communications acquired more than 40 businesses and created shareholder liquidity events valued at over $2.7 billion.

Risk Factors, page 13

4.   We note your response to prior comment 14 of our letter dated September 15, 2006 that you are not obligated to obtain a waiver from any lender you decide to borrow from. Please revise to clearly disclose that in this document in the appropriate sections and clarify if the lack of obligation applies to waivers from all potential creditors.

5.   We note your response to prior comment 15 of our letter dated September 15, 2006. Considering you may not have an obligation to obtain a waiver from all potential creditors, it is not clear how creditors' claims could be subordinated to those of shareholders. Also, the indemnification arrangement is between you and Messrs. Perfall and Burke and does not appear to affect the debtor/creditor relationship of creditors and shareholders. We reissue comment 15. Please further explain how creditors' claims could be subordinated to those of shareholders.

6.   We note your response to prior comment 20 of our letter dated September 15, 2006. When determining the value of a company with a "poor operating performance" history, please revise to clarify, in the appropriate section, if you will determine the value fair market value based on the company's current and past operations or value it based synergies, new agreements or plans you may have. If true, affirm that the valuation of the target will be that of the target's fair market value only.

7.   We note your response to prior comment 20 of our letter dated September 15, 2006 that the privately issued warrants will not be exercisable unless the public warrants are exercisable and there is a current prospectus. Please advise if such restriction on the privately issued warrants is evidenced by any of the exhibits to be filed.

Use of Proceeds, page 35

8.   We reissue prior comment 24 of our letter dated September 15, 2006. We continue to note the statement that the allocations in the use of proceeds table are estimates and that actual expenditures for some or all of the items may differ. Provide clear disclosure of the contingencies that would result in a change in the use of proceeds and clearly state how the proceeds would be altered. Provide clear disclosure that the proceeds will not be altered beyond the specific alternatives discussed, rather than the current statement that you do not any changes other than these fluctuations.

Proposed Business, page 45

9.   We note your response to prior comment 25 of our letter dated September 15, 2006. Please revise to provide the citation where investors could locate the disclosed information.

10.   We note your response to prior comment 27 of our letter dated September 15, 2006. We reissue the comment. Please revise to clarify how your management offers you a competitive advantage over your competitors. Discuss the efforts made to determine that other management teams are not of your management's caliber.

11.   We note your response to prior comments 28 and 29 of our letter dated September 15, 2006. We note the references to the growth in revenues listed for several of Mr. Perfall's previous affiliations. Please revise to clarify how the disclosure is relevant to this offering since it is not clear what Mr. Perfall's relationship with you would be after any business combination. Consider removing the specific disclosure that is not relevant to this particular transaction. We may have further comment.

12.   Also, please revise to clarify that there is no assurance that management will achieve similar results once a combination is effected and that the results disclosed on page 48 could have been attributed to a number of other factors independent of Mr. Perfall's efforts.

13.   We reissue prior comment 30 of our letter dated September 15, 2006. Given the lack of specific steps taken by the company and management in identifying a target business or specifics in the industry, provide the basis for your belief that "there are a number of target businesses that are attractive business combination targets for us" or remove.

14.   We note your response to prior comment 31 of our letter dated September 15, 2006. Please revise to explain how "financial condition and results of

operations" is a criterion that aids investors in their investment decision. All companies have some financial condition. Also, revise to explain how "stage of development" is a criterion that you will use as all companies are at some stage of development. Revise to clarify if you are looking for high or low "barriers to entry." The above are just examples. Please revise to clarify your criteria which you plan to use to search for a business combination.

15. We note your response to prior comment 32 of our letter dated September 15, 2006. Please revise to clearly affirm if you are required to quantify the value of the any target prior to entering into any asset purchase, share purchase or merger agreement.

16. In connection with your response to prior comment 32 of our letter dated September 15, 2006, we also note that the target business you acquire "must have a fair market value equal to at least 80%" your trust account. Please revise to clarify how the satisfaction of this requirement is determined. Clarify if you could base the value on the whole business even if you do not acquire 100% of such business. Also, please clarify how the threshold would be determined if you used a share exchange. Clarify if the threshold would be determined by the resulting interest your shareholders receive in the aggregate following consummation of the transaction.

17. We note the disclosure that the approval of any business combination will require the approval of the majority of the shares voted. As such it appears that a non-vote will have no effect on the approval of any proposed transaction. Please revise to clearly disclose that non-votes have no effect on the approval and disclose the minimum amount of time you will provide for shareholders to vote on any transaction. Also, revise to reflect this difference in the table on pages 60-63.

18. We reissue prior comment 35 of our letter dated September 15, 2006. We continue to note the reference to vendors and claims of other parties. Please provide clear disclosure of the claims that would fall within this category and provide clear disclosure of those claims that would not be covered by the indemnification. Provide clear disclosure of any limitations placed upon the indemnification. Revise similar disclosure in the risk factors section.

19. We note your response to comment 36 of our letter dated September 15, 2006. Pursuant to Rule 419 of Regulation C, both the securities issued and funds raised are deposited in an escrow/trust account. As such, their disposal after the expiration of a definite time period appears to be substantially different. Please review Rule 419 and revise your disclosure accordingly.

20. Provide the relevance of specific transactional disclosure in this section, such as the sale price of Imagitas, or remove.

Certain Relationships and Related Transactions
Prior Share Issuances, page 69

21.   We have reviewed your response to comment 43 of our letter dated September 15, 2006 noting you do not believe there was an increase in the fair value of shares issued to new outside directors for services to be provided to the company. Please provide a detailed discussion of how you determined the $.008 per share issued four days prior to your firm commitment offering represents fair value, considering the unit offering (i.e. one share of common stock and one warrant) is at $8.00 per unit.

Principal Stockholders, page 73

22.   Please revise to clarify the "entities associated" with executive officers that is referred to on page 73 in response to prior comment 44 of our letter dated September 15, 2006.

Shares Eligible for Future Sale, page 76

23.   We note your response to prior comment 45 of our letter dated September 15, 2006. Under the caption "SEC position on Rule 144 sales," please revise to disclose those securities that would be subject to the position taken in the Ken Worm Letter. We reissue prior comment 45. In light of the Ken Worm letter, explain the reference to shares being eligible for resale under Rule 144 after 2008.

24.   We note the statement that after the units are released for sale to the public the underwriters may change the public offering price and the concession and discount to broker/dealers. Please revise, if true, to clarify that once the shares are purchased by the underwriters from the company and the underwriter is selling to the public the public offering price and the concession and discount may be changed.

Exhibits

25.   We note that a number of exhibits have not been filed. To allow adequate time for the review of the exhibits, please file with the next amendment

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Kevin Lavin
        Fax: (703) 720-7399